Exhibit (k)(2)

ACCOUNTING AND ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT, made as of May 28, 2013, is entered into by and between Ivy High Income Opportunities Fund, a Delaware Statutory Trust (hereinafter called the “Fund”), and Waddell & Reed Services Company (“WRSCO”), a Missouri corporation.

WITNESSETH:

WHEREAS, the Fund wishes to appoint WRSCO to be its Accounting Services Agent and to perform certain administrative services with respect to the Fund upon and subject to the terms and provisions of this Agreement;

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

A. Appointment of WRSCO as Accounting Services Agent and Administrator for the Fund; Acceptance.

(1) The Fund hereby appoints WRSCO to act as Accounting Services Agent and Administrator for the Funds upon and subject to the terms and provisions of this Agreement.

(2) WRSCO hereby accepts the appointment as Accounting Services Agent and Administrator for the Funds and agrees to act as such, upon and subject to the terms and provisions of this Agreement.

B. Duties of WRSCO.

WRSCO shall perform such duties as set forth in this Paragraph B as agent for and on behalf of the Fund.

(1) WRSCO shall at its expense provide bookkeeping and accounting services and assistance, including, in particular, the following services as are required by the Fund:

a)	maintaining the registration or qualification of the Fund and its shares under state “Blue Sky” or securities laws and regulations, as necessary, provided that the Fund shall pay all related filing fees and registration or qualification fees;

b)	record the current days’ trading activity and such other proper bookkeeping entries as are necessary for determining that day’s net asset value for the Fund, including pricing daily the value of the shares of the Fund;

c)	assisting the Fund and third party solicitors (if any) in connection with soliciting and gathering shareholder proxies;

d)	preparing the Fund’s U.S. Federal, state and local income tax returns, provided that the Fund shall pay all charges for services and expenses of the Funds’ independent auditors in reviewing such returns;

e)	preparing the financial information for the Fund’s periodic reports to shareholders, provided that the Fund shall pay all charges for services and expenses of the Fund’s independent auditors;

f)	preparing Form N-SAR, Form N-CSR, Form N-PX and Form N-Q, or such other forms as the Securities and Exchange Commission (the “SEC”) from time to time may prescribe under the Investment Company Act of 1940, as amended (the “1940 Act”);

g)	in coordination with the Fund’s legal counsel, preparing and filing with the SEC of the Fund’s registration statement (including prospectuses and statements of additional information), and any amendments or supplements that may be made from time to time, and preparing and filing with the SEC of notices and proxy materials for meetings of shareholders, provided that the Fund shall pay all charges for services and expenses of the Fund’s outside legal counsel;

h)	in coordination with the Fund’s legal counsel, assisting in the preparation of all reports and filings required to maintain the registration, qualification and listing on a national securities exchange of the Fund and the shares of the Fund;

i)	assisting in the printing of the Fund’s prospectuses, periodic reports to shareholders and proxy materials;

j)	rendering statements or copies of records for the Fund from time to time as requested (see Appendix A);

k)	facilitating audits of accounts by the Fund’s independent auditors or by any other auditors employed or engaged by the Fund or by any regulatory body with jurisdiction over the Fund;

l)	computing the Fund’s net asset value per share, and, if applicable, its public offering price, total returns and yields, and notifying the Fund and such other persons as the Fund may reasonably request of the net asset value per share, the public offering price and/or the total return yield; and

m)	monitoring the Fund’s compliance with the investment restrictions and limitations necessary for the Fund to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) or any successor statute;

n)	determining the amount of dividends and other distributions payable to shareholders as necessary to, among other things, maintain the qualification as a regulated investment company of the Fund under the Code

o)	preparing and distributing to appropriate parties notices announcing the declaration of dividends and other distributions to shareholders

p)	providing executive, clerical and secretarial personnel competent to carry out the above responsibilities.

(2) WRSCO shall maintain and keep current the accounts, books, records, and other documents relating to the Fund’s financial and portfolio transactions as may be required by rules and regulations of the SEC adopted under Section 31(a) of the 1940 Act.

(3) WRSCO shall cause the subject records of the Fund to be maintained and preserved pursuant to the requirements under the 1940 Act.

(4) In pricing daily the value of shares of the Fund, WRSCO may make arrangements with, and obtain the value of portfolio securities from, pricing services or quotation services that are compensated by the Fund directly or indirectly through the placement of portfolio transactions with broker-dealers who provide such valuation or quotation services to WRSCO.

(5) WRSCO shall maintain information from which copies of the records necessary to the preparation of the Fund’s financial statements and valuations of its assets may be reconstructed. Such information shall be maintained at a location other than where WRSCO performs its normal duties hereunder so that in the event the records established and maintained pursuant to the foregoing provisions of this Section B are damaged or destroyed, WRSCO shall be able to provide the services and assistance specified in this Section B.

(6) WRSCO will compute the Fund’s net asset value in a manner consistent with the specific provisions of the Fund’s prospectus. In general, such computation will be made by dividing the value of the Fund’s portfolio securities, cash and any other assets, less its liabilities, by the number of shares of the Fund outstanding, adjusted to the nearest cent. Such computation will be made as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time) on each day that the New York Stock Exchange is open for trading. If applicable, WRSCO will also compute the public offering price by dividing the net asset value per share by the appropriate factor as provided by the Fund; the total return; and the yield.

(7) In the event any of WRSCO’s facilities or equipment necessary for the performance of its duties hereunder is damaged, destroyed or rendered inoperable by reason of fire, vandalism, riot, natural disaster or otherwise, WRSCO will use its best efforts to restore all services hereunder to the Fund and will not seek from the Fund additional compensation to repair or replace damaged or destroyed facilities or equipment. WRSCO shall also make and maintain arrangements for emergency use of alternative facilities for use in the event of the aforesaid destruction of or damage to its facilities.

(8) WRSCO will respond to telephonic and in-person inquiries from existing shareholders or their representatives requesting information regarding matters such as shareholder account or transaction status, net asset value of Fund shares, Fund performance, Fund services, plans and options, Fund investment policies, Fund portfolio holdings and Fund distributions and classification thereof for tax purposes.

(9) WRSCO will respond to shareholder complaints and correspondence directed to or brought to its attention.

C. Compensation of WRSCO.

For the services performed by WRSCO hereunder, the Fund agrees to pay to WRSCO the amounts set forth on Appendix B.

D. Right of the Fund to Inspect; Ownership of Records.

The Fund will have the right under this Agreement to perform on-site inspection of records and accounts, and audits directly pertaining to the Fund’s accounting and portfolio records maintained by WRSCO hereunder at WRSCO’s facilities. WRSCO will cooperate with the Fund’s independent auditors or representatives of appropriate regulatory agencies and furnish all reasonably requested records and data. WRSCO acknowledges that these records are the property of the Fund, and that it will surrender to the Fund all such records promptly on request.

E. Standard of Care; Indemnification.

WRSCO will at all times exercise reasonable care and good faith in performing its duties hereunder. WRSCO shall incur no liability to the Fund in connection with its performance of services hereunder, except to the extent that is does not comply with the foregoing standards. WRSCO will make every reasonable effort and take all reasonably available measures to assure the adequacy of its personnel, facilities and equipment as well as the accurate performance of all services to be performed by it hereunder within, at a minimum, the time requirements of any applicable statutes, rules or regulations made in the Fund’s current registration statement as filed with the SEC.

WRSCO shall not be responsible for, and the Fund agrees to indemnify WRSCO for, any losses, damages or expenses (including reasonable counsel fees and expenses) (i) resulting from any claim, demand, action or suit not resulting from WRSCO’s failure to exercise good faith or reasonable care and arising out of or in connection with WRSCO’s duties on behalf of the Fund hereunder; (ii) for any delay, error or omission by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties (except with respect to WRSCO’s employees), fire, mechanical breakdown beyond its control, flood catastrophe, acts of God, insurrection, war, riots or failure beyond its control of transportation, communication or power supply; or (iii) for any action taken or omitted to be taken by WRSCO in good faith in reliance on the accuracy of any information provided to it by the Fund or its trustees or in reliance on any advice of counsel who may be internally employed counsel or outside counsel for the Fund or advice of any independent accountant or expert employed by the Fund with respect to the preparation and filing of any document with a governmental agency or authority.

In order for the rights to indemnification to apply, it is understood that if in any case the Fund may be asked to indemnify or hold WRSCO harmless, the Fund shall be advised of all pertinent facts concerning the situation in question, and it is further understood that WRSCO will use reasonable care to identify and notify the Fund promptly concerning any situation which presents or appears likely to present a claim for indemnification against the Fund. The Fund shall have the option to defend WRSCO against any claim which may be the subject of this indemnification and, in the event that the Fund so elects, it will so notify WRSCO, and thereupon the Fund shall take over complete defense of the claim, and WRSCO shall sustain no further legal or other expenses in such situation for which WRSCO shall seek indemnification under this paragraph. WRSCO will in no case confess any claim or make any compromise in any case in which the Fund will be asked to indemnify WRSCO except with the Fund’s prior written consent.

The Fund shall not be responsible for, and WRSCO agrees to indemnify the Fund for, any losses, damages or expenses (including reasonable counsel fees and expenses) (i) resulting from WRSCO’s failure to comply with the terms of this Agreement; or (ii) resulting from any claim, demand, action or suit resulting from WRSCO’s failure to exercise good faith or reasonable care and arising out of or in connection with WRSCO’s duties on behalf of the Fund hereunder.

In order for the rights to indemnification to apply, it is understood that if in any case WRSCO may be asked to indemnify or hold the Fund harmless, WRSCO shall be advised of all pertinent facts concerning the situation in question, and it is further understood that the Fund will use reasonable care to identify and notify WRSCO promptly concerning any situation which presents or appears likely to present a claim for indemnification against WRSCO. WRSCO shall have the option to defend the Fund against any claim which may be the subject of this indemnification and, in the event that WRSCO so elects, it will so notify the Fund, and thereupon WRSCO shall take over complete defense of the claim, and the Fund shall sustain no further legal or other expenses in such situation for which the Fund shall seek indemnification under this paragraph. The Fund will in no case confess any claim or make any compromise in any case in which WRSCO will be asked to indemnify the Fund except with WRSCO’s prior written consent.

This Section (E) shall survive termination of this Agreement.

F. Confidentiality.

WRSCO agrees, on its own behalf and on behalf of its employees, agents and contractors, to keep confidential any and all records maintained and other information obtained hereunder which relates to the Fund or to any of the Fund’s former, current or prospective stockholders,

G. Term of the Agreement; Taking Effect; Amendments.

This Agreement shall become effective at the start of business on the date hereof and shall continue, unless terminated as hereinafter provided, for a period of one (1) year and from year-to-year thereafter, provided that such continuance shall be specifically approved as provided below.

This Agreement shall go into effect, or may be continued, or may be amended, or a new agreement covering the same topics between the Fund and WRSCO may be entered into only if the terms of this Agreement, such continuance, the terms of such amendment or the terms of such new agreement have been approved by the Board of Trustees of the Fund, including the vote of a majority of the trustees who are not “interested persons,” as defined in the 1940 Act, of either party to this Agreement, the agreement to be continued, amendment or new agreement, cast in person at a meeting called for the purpose of voting on such approval. Such a vote is hereinafter referred to as a “disinterested trustee vote.” Subject to the requirement for Board of Trustees approval above, this Agreement, or any term thereof, may be changed or waived only by written amendment, signed by the party against whom enforcement of such change or waiver is sought.

Any disinterested trustee’s vote shall, in favor of continuance, amendment or execution of a new agreement, include a determination that: (i) the Agreement, amendment, new agreement or continuance in question is in the best interests of the Fund and its shareholders; (ii) the services to be performed under the Agreement, the Agreement as amended, new agreement or agreement to be continued, are services required for the operation of the Fund; (iii) WRSCO can provide services, the nature and quality of which are at least equal to those provided by others offering the same or similar services; and (iv) the fees for such services are fair and reasonable in the light of the usual and customary charges made by others for services of the same nature and quality.

Nothing herein contained shall prevent any disinterested trustee vote from being conditioned on the favorable vote of the holders of a majority (as defined in or under the 1940 Act) of the outstanding shares of the Fund.

Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Declaration of Trust or By-laws of the Fund or any applicable law, regulation or order to which it is subject or by which it is bound, or to relieve or deprive the Fund’s trustees of their responsibility for and control of the conduct of the business and affairs of the Fund.

H. Termination.

(1) This Agreement may be terminated by WRSCO at any time without penalty upon giving the Fund at least one hundred twenty (120) days’ written notice (which notice may be waived by the Fund) and may be terminated by the Fund at any time without penalty upon giving WRSCO at least sixty (60) days’ written notice (which notice may be waived by WRSCO), provided that such termination by the Fund shall be directed or approved by the vote of a majority of the Board of Trustees of the Fund in office at the time or by the vote of the holders of a majority (as defined in or under the 1940 Act) of the outstanding shares of the Fund.

(2) On termination, WRSCO will deliver to the Fund or its designee all files, documents and records of the Fund used, kept or maintained by WRSCO in the performance of its services hereunder, including such of the Fund’s records in machine readable form as may be maintained by WRSCO, as well as such summary and/or control data relating thereto used by or available to WRSCO.

(3) In addition, on such termination or in preparation therefore at the request of the Fund and at the Fund’s expense, WRSCO shall provide, to the extent that its capabilities then permit, such documentation, personnel and equipment as may be reasonably necessary in order for a new agent or the Fund to fully assume and commence to perform the agency functions described in this Agreement with a minimum disruption to the Fund’s activities.

(4) This Agreement shall automatically terminate in the event of its assignment, the term “assignment” for this purpose having the meaning defined in Section 2(a)(4) of the Act and the rules and regulations thereunder of the SEC.

I. Choice of Law.

This Agreement is made and to be principally performed in the State of [Kansas], and except insofar as the 1940 Act or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of [Kansas].

J. Captions.

The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

K. Execution in Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

L. Compliance with Laws.

In performing its duties as described herein, WRSCO will (i) act in a manner not inconsistent with the Fund’s most recent prospectus and statement of additional information and all amendments and supplements thereto (as presently in effect and as from time to time amended and supplemented) and resolutions of the Fund’s Board of Trustees of which WRSCO is informed by the Fund and (ii) comply with all applicable requirements of the Securities Laws and of any other laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by WRSCO hereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date and year first above written.

IVY HIGH INCOME OPPORTUNITIES FUND

By:	/s/ Henry J. Herrmann
Henry J. Herrmann, President

ATTEST:

By:	/s/ Mara Herrington
Mara Herrington, Secretary

WADDELL & REED SERVICES COMPANY

By:	/s/ Michael D. Strohm
Michael D. Strohm, President

ATTEST:

By:	/s/ Wendy J. Hills
Wendy J. Hills, Secretary

Appendix A

Standard Reports and Availability

The following reports will be provided to the Fund on a regular basis with availability as indicated:

A.	Daily

1.	Trial Balance
2.	Net Asset Value Worksheet
3.	Cash Forecast
4.	Yield Computation, if applicable

B.	Weekly - Tax Lot Ledgers

C.	Monthly

1.	Tax Lot Ledgers as of month-end
2.	Working Appraisal as on month-end
3.	Purchase and Sale Journal for the month
4.	Summary of Gains and Losses on Securities for the month
5.	Dividend Ledger for the month (Receivable as of month-end and earned)
6.	Interest Income Analysis for the month (receivable as of month-end and earned)
7.	Trial Balance as of month-end
8.	Net Asset Value Worksheet as of month-end
9.	Open Trades (payable and receivable for unsettled securities transactions)

D.	Annually

1.	Purchase and Sale Journal for the year
2.	Summary of Gains and Losses on Securities for the year
3.	Broker Allocation Report for the year

Appendix B

Compensation Schedule

The Fund agrees to pay to WRSCO for its services under the Agreement an amount payable on the first business day of the month as shown on the following table pertinent to the average daily managed assets of the Fund during the prior month:

Fund’s Average Daily Managed Assets for the Month	Monthly Fee
$ 0 - $ 10 million	$0
$ 10 - $ 25 million	$958
$ 25 - $ 50 million	$1,925
$ 50 - $100 million	$2,958
$100 - $200 million	$4,033
$200 - $350 million	$5,267
$350 - $550 million	$6,875
$550 - $750 million	$8,025
$750 - $ 1.0 billion	$10,133
$1.0 billion and over	$12,375

The Fund shall also pay a monthly fee to WRSCO at the annual rate of 0.01% or one basis point for the first $1 billion of managed assets with no fee charged for managed assets in excess of $1 billion. This fee may be voluntarily waived until Fund assets are at least $10 million.

“Managed Assets” means the Fund’s total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage, minus liabilities other than the aggregate indebtedness entered into for purposes of leverage.